Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Shareholder Meeting Results

TORONTO - April 23, 2015 - Sears Canada Inc. (TSX: SCC) announced today that the nominees listed in the management proxy circular dated March 12, 2015 were elected as directors of Sears Canada. The detailed results of the vote for the election of directors held at its Annual Meeting of Shareholders earlier today are set out below.

Election of Directors
On a vote by ballot taken regarding the election of directors, it was declared that the shareholders elected the following nominees as directors of Sears Canada Inc. for the ensuing year or until their successors are duly elected or appointed.

Nominees	Number of Common Shares Voted FOR	Percent of Total Votes Cast FOR	Number of Common Shares WITHHELD	Percent of Total Votes Cast WITHHELD
Ronald D. Boire	96,434,944	99.94%	60,010	0.06%
R. Raja Khanna	96,427,948	99.93%	67,006	0.07%
Klaudio Leshnjani	96,395,822	99.90%	99,132	0.10%
Deborah E. Rosati	96,434,370	99.94%	60,584	0.06%
Anand A. Samuel	96,393,260	99.89%	101,694	0.11%
Graham Savage	96,422,603	99.93%	72,351	0.07%
S. Jeffrey Stollenwerck	96,397,259	99.90%	97,695	0.10%
Brandon G. Stranzl	96,419,894	99.92%	75,060	0.08%

The Company also announced new alliances with three brands to be carried in Sears stores and online at www.sears.ca. The “ #99 The Wayne Gretzky Collection” of casual menswear is planned to debut in Fall, 2015. Cherokee casual fashions for the entire family and the Liz Lange Maternity Wear line are planned to debut in Spring, 2016.

Sears Canada is a multi-channel retailer with a network that includes 172 corporate stores, 201 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.